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                                 FOSTER WHEELER

January 17, 2006


VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn: Michael K. Pressman

RE:    FOSTER WHEELER LTD.
       SCHEDULE TO-I FILED DECEMBER 28, 2005
       FILE NO. 005-61743

Dear Mr. Pressman:

     On behalf of Foster Wheeler Ltd. ("Foster Wheeler"), I am responding to the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in its letter dated January 12, 2006 relating to Foster Wheeler's Tender Offer Statement on Schedule TO (File No. 005-61743) filed on December 28, 2005 (the "Filing").

     The undersigned acknowledges the following:

          o Foster Wheeler is responsible for the adequacy and accuracy of the disclosure in the Filing;

          o Staff comments or changes to disclosure in response to Staff comments on the Filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filing; and

          o Foster Wheeler may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                             Very truly yours,


                                             /s/ John T. La Duc

                                             John T. La Duc
                                             Executive Vice President and
                                             Chief Financial Officer


                              FOSTER WHEELER LTD.
           CLAREND0N HOUSE, 2 CHURCH STREET, HAMILTON, HM CX, BERMUDA
  MAILING ADDRESS: PERRYVILLE CORPORATE PARK   CLINTON, NEW JERSEY 08809-4000
                               TEL: 908-730-4000